UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PLY GEM HOLDINGS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

72941W100
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72941W100	SCHEDULE 13G	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary E. Robinette
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,105,983 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,105,983 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,105,983 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shawn K. Poe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 386,945 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 386,945 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,945 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Wayne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 224,141 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 224,141 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,141 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John L. Buckley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,455 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,455 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,455 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lynn Morstad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 260,000 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 260,000 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 260,000 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David N. Schmoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 193,561 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 193,561 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,561 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy D. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 97,334 (see Item 4 and Item 8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 97,334 (see Item 4 and Item 8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,334 (see Item 4 and Item 8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (see Item 4 and Item 8)
12	TYPE OF REPORTING PERSON IN

CUSIP No. 72941W100	SCHEDULE 13G	Page 9 of 13

ITEM 1.	(a)	Name of Issuer: Ply Gem Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 5020 Weston Parkway, Suite 400 Cary, North Carolina 27513

ITEM 2.	(a)
This Statement on Schedule 13G is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

Gary E. Robinette;
Shawn K. Poe;
John Wayne;
John L. Buckley;
Lynn Morstad;
David N. Schmoll; and
Timothy D. Johnson.

(b)
Address of Principal Business Office, or if none, Residence:

The principal business office for each Reporting Person is:

c/o Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

	(c)	Citizenship: Each Reporting Person is an individual and has United States citizenship.

	(d)	Title of Class of Securities: Common stock, par value $0.01 per share

	(e)	CUSIP Number: 72941W100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

N/A

CUSIP No. 72941W100	SCHEDULE 13G	Page 10 of 13

ITEM 4.	OWNERSHIP

All ownership percentages set forth herein assume that there are 68,211,681 shares of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) outstanding, representing the total number of shares reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 7, 2016, prior to giving effect to the conversion of options held by any of the Reporting Persons that are vested or that will vest within 60 days after December 31, 2016.

As a result of the Stockholders Agreement described in Item 8 below, Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P. (together with Caxton-Iseman (Ply Gem), L.P., the “CI Partnerships”), Rajaconda Holdings Inc. (“Holdings”), FJI Gloucester LLC (“FJI LLC”) and Frederick J. Iseman (together with the CI Partnerships, Holdings and FJI LLC, the “CI Stockholders”) may be deemed to beneficially own and share voting and dispositive power over the shares of Common Stock beneficially owned by each of the Reporting Persons.

(a) Amount beneficially owned: See row 9 of the cover page of each Reporting Person.
(b) Percent of class: See row 11 of the cover page of each Reporting Person.
(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.
(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
N/A

CUSIP No. 72941W100	SCHEDULE 13G	Page 11 of 13

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

On May 22, 2013, in connection with the initial public offering of the Issuer, the CI Partnerships, each of the Reporting Persons (together with the CI Partnerships, the “Pre-IPO Stockholders”), the Issuer and Ply Gem Prime Holdings, Inc. entered into a second amended and restated stockholders’ agreement (the “Stockholders Agreement”).  Under the Stockholders Agreement, the CI Partnerships (or if such partnerships are dissolved, Holdings) are entitled to nominate a number of directors to the Issuer’s board of directors (rounded up to the nearest whole number) equal to the percentage of the Issuer’s common stock beneficially owned by the Pre-IPO Stockholders (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).  Under the Stockholders Agreement, each of the Pre-IPO Stockholders has agreed to vote all shares of the Issuer’s voting stock held by it as directed by the CI Partnerships (or if such partnerships are dissolved, Holdings) in any voting matter before the Issuer’s stockholders including, without limitation, elections of directors (including the directors nominated by the CI Partnerships), amendments to the Issuer’s certificate of incorporation, approvals of mergers and other transactions or stockholder proposals, whether in an annual stockholder meeting, special stockholder meeting or an action by written consent.  The Stockholders Agreement also contains certain provisions restricting the transfer by each of the Reporting Persons of shares of Common Stock (or options to purchase shares of Common Stock) held by them at the time of the Issuer’s initial public offering (the “IPO”) without the prior consent of the CI Partnerships, subject to certain exceptions, for the first two years after the IPO.  The Stockholders Agreement is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35930) filed with the SEC on May 29, 2013, and the foregoing summary is qualified in its entirety by the terms thereof.

Given the terms of the Stockholders Agreement, the Reporting Persons, together with the CI Stockholders, may be deemed to constitute a “group” that for the purposes of Section 13(d)(3) of the Act that, as of the date hereof, collectively beneficially owns approximately 48,125,662 shares, or approximately 68.8%, of the Issuer’s outstanding shares of Common Stock.  The share ownership reported herein by each of the Reporting Persons does not include any shares of Common Stock owned by any of the other parties to the Stockholders Agreement.  Each Reporting Person disclaims beneficial ownership of shares of Common Stock other than the shares reported on such Reporting Person’s cover page included herein.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

N/A
ITEM 10.	CERTIFICATIONS.

N/A

CUSIP No. 72941W100	SCHEDULE 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2017

GARY E. ROBINETTE

By:	/s/ Gary E. Robinette
Name: Gary E. Robinette

SHAWN K. POE

By:	/s/ Shawn K. Poe
Name: Shawn K. Poe

JOHN WAYNE

By:	/s/ John Wayne
Name: John Wayne

JOHN L. BUCKLEY

By:	/s/ John L. Buckley
Name: John L. Buckley

LYNN MORSTAD

By:	/s/ Lynn Morstad
Name: Lynn Morstad

DAVID N. SCHMOLL

By:	/s/ David N. Schmoll
Name: David N. Schmoll

TIMOTHY D. JOHNSON

By:	/s/ Timothy D. Johnson
Name: Timothy D. Johnson

CUSIP No. 72941W100	SCHEDULE 13G	Page 13 of 13

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement (previously filed).

2
Second Amended and Restated Stockholders’ Agreement, dated as of May 22, 2013, by and among Ply Gem Holdings, Inc., Ply Gem Prime Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P., the management stockholders named therein and for purposes of certain sections only, Rajaconda Holdings, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-35930) filed with the Securities and Exchange Commission on May 29, 2013).